EXHIBIT 99.1

Seabridge Gold Announces Closing of $15.7 Million  Bought Deal Public Offering of Common Shares

TORONTO, April 19, 2017 (GLOBE NEWSWIRE) -- Seabridge Gold Inc. (TSX:SEA) (NYSE:SA) (the “Company” or “Seabridge”) announced today that it has closed its previously announced bought deal public offering (the “Public Offering”) of common shares (the “Common Shares”).  The Public Offering was completed by a syndicate of underwriters led by Canaccord Genuity Corp. and Cantor Fitzgerald Canada Corporation (the “Co-Lead Underwriters”) and including Paradigm Capital Inc., (together with the Co-Lead Underwriters, the “Underwriters”) to sell 1,100,000 Common Shares at a price of $14.30 per Common Share for aggregate gross proceeds of $15,730,000, which includes the full exercise by the Underwriters of the over-allotment option to purchase 100,000 Common Shares.  All monetary references are in Canadian dollars.

The Company intends to use the net proceeds from the Public Offering to continue to advance the Company’s KSM and Iskut projects and for general corporate purposes.

The concurrent bought deal private placement of 1,100,000 flow-through common shares of the Company (the “Flow-Through Shares”) at $20.00 per Flow-Through Share for gross proceeds of $22,000,000, which includes the full exercise by the Underwriters of the over-allotment option to purchase 100,000 Flow-Through Shares, is scheduled to close on April 27, 2017 subject to customary closing conditions.  Both Canaccord Genuity Corp. and Cantor Fitzgerald Canada Corporation are acting as joint-bookrunners for both equity offerings.

This press release does not and shall not constitute an offer to sell or the solicitation of an offer to buy any Common Shares or Flow-Through Shares, nor shall there be any sale of Common Shares or Flow-Through Shares in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such province, state or jurisdiction.

Seabridge holds a 100% interest in several North American gold resource projects. The Company's principal assets are the KSM and Snip Gold properties located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada's Northwest Territories.  For a breakdown of Seabridge’s mineral reserves and resources by project and category please visit the Company’s website at http://www.seabridgegold.net/resources.php.

Neither the Toronto Stock Exchange, New York Stock Exchange, nor their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

Statements relating to the estimated or expected future production and operating results and costs and financial condition of Seabridge, planned exploration work at the Company's projects and the expected results of such work are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by words such as the following: expects, plans, anticipates, believes, intends, estimates, projects, assumes, potential and similar expressions. Forward-looking statements also include reference to events or conditions that will, would, may, could or should occur, including in relation to the timing of closing and use of proceeds from the Public Offering. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: the Company’s ability to engage underwriters, dealers or agents on terms and conditions deemed reasonable to the Company, the need to satisfy regulatory and legal requirements with respect to the Public Offering, uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from logistical, technical or other factors; the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Company's projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Company's projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties, including those described in the Company's December 31, 2016 Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) and the Company's Annual Report Form 40-F filed with the SEC on EDGAR (available at www.sec.gov/edgar.shtml).

ON BEHALF OF THE BOARD

"Rudi Fronk"
Chairman and CEO

For further information please contact:
Rudi P. Fronk, Chairman and CEO
Tel: (416) 367-9292   ·  Fax: (416) 367-2711
Email:  info@seabridgegold.net